Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

February 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street N.E. Washington, D.C. 20549

Attention:	Amanda Kim Stephen Krikorian

Re:	Newsmax Inc.
Offering Statement on Form 1-A
Submitted February 7, 2025
CIK No. 0002026478

Dear Messrs. Kim and Krikorian:

This letter sets forth the response of Newsmax Inc. (the “Company”) to the comment letter, dated February 20, 2025, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A (the “Form 1-A”), filed on February 7, 2025. In order to facilitate your review, we have reproduced the Staff’s comment in its entirety, with the response to such comment set out below the comment.

Concurrently with this correspondence, the Company is submitting Amendment No. 1 to its Form 1-A (the “Amended Form 1-A”). When indicated, the responses described below are contained in the Amended Form 1-A. References to page numbers in this letter refer to the pagination of the Amended Form 1-A. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Form 1-A.

Offering Statement of Form 1-A

Risk Factors

Newsmax Media and other Subsidiaries may be, and in the past have been, subject to unfavorable litigation…,page 25

1.	Please refer to prior comment 1 and disclose the identity of the commercial counterparty with which you entered into the settlement agreement in March 2023 and file the settlement agreement as an exhibit. We note that the settlement agreement was to resolve claims prior to the commencement of litigation against Newsmax and does not appear to be a contract made in the ordinary course of your business. We also note that the company has a total of $34.6 million remaining under the payment schedule through 2028 which appears material to the company.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised its disclosure in the Amended Form 1-A to disclose that as of June 30, 2024, the Company currently estimates that (i) it has a total of approximately $34.6 million remaining to be paid to the counterparty pursuant to the terms of the agreement, with annual payments that will range from approximately $6.7 million to $7.3 million through 2028, with the balance, if any, payable through the end of the term; (ii) these annual payments represent not more than approximately 5.0% of total revenues for full years 2023 and 2024, and are expected to represent a smaller percentage of total revenues in future years; and (iii) the Company currently has sufficient cash on hand to pay these amounts when due and therefore none of the proceeds from the offering will be used to make the remaining payments.

The Company acknowledges the Staff’s request that it file this agreement as an exhibit to the Amended Form 1-A, but respectfully submits that, for the reasons set forth below, the settlement agreement is not a material contract of the Company that is required to be filed.

Item 601 of Regulation S-K requires that the registrant file “[e]very contract not made in the ordinary course of business that is material to the registrant.” If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and therefore will not be required to be filed.

In this case, the Company entered into an agreement with a commercial counterparty in the media industry following claims of alleged breach of an existing agreement between the company and the counterparty. While the agreement was called a “settlement agreement,” and included a release of claims by each party, it embodied an agreement between the parties to amend and extend the terms of the existing commercial agreement between the parties. Notably, the payment schedule for the payments under the agreement is based on the term of the extended commercial agreement. For the foregoing reasons, the Company views this agreement, while titled a settlement agreement, to be an ordinary-course business agreement between the Company and its counterparty with respect to these matters.

Notwithstanding the foregoing, the Company acknowledges that, if the Company’s business was “substantially dependent” on this agreement, then it would be required to file it as a material contract under Item 601. The Company respectfully submits that it is not substantially dependent on the contract.

Item 101 of Regulation S-K requires the registrant to disclose if it is dependent on key customers. In this case, the commercial counterparty is not a significant customer and represents less than 10% of the Company’s revenues. More specifically, the total revenue received from the counterparty to this agreement for the twelve months ended December 31, 2023 was less than 3.0% of the Company’s total revenue for this period and is expected to reflect a similar proportion of revenue in future periods.

2.	You disclose that Newsmax Media reached a settlement agreement with Smartmatic on September 26, 2024, pursuant to which all claims will be released by Smartmatic for consideration, including a cash amount of $40 million payable over time and the issuance of a five year cash exercise warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share. Please disclose the timing of the payment for the $40 million cash settlement and the amount that has been paid to date. Explain whether any of the proceeds of this offering will be used to pay the settlement with Smartmatic. File the settlement agreement as an exhibit.

RESPONSE:

The Company acknowledges the Staff’s comment and has amended its disclosure in the Amended Form 1-A to state clearly that (i) as of the date hereof, the Company has made payments under the settlement agreement totally $20 million, it will pay the remaining balance by making additional $10 million payments on each of March 31, 2025 and June 30, 2025 and (iii) the payments will be made from the Company’s existing cash on hand, and no proceeds of this offering will be used to make the remaining payments.

The Company acknowledges the Staff’s request that it file the settlement agreement with Smartmatic as an exhibit to the Amended Form 1-A, but respectfully submits that, for the reasons set forth below, the agreement is not a material contract of the Company that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Although this contract was entered into outside of the ordinary course of business, this contract is not material to the registrant. The only terms of the agreement that are material to an investor’s understanding of the agreement are the amount to be paid and the period over which the Company is obligated to make such payments under the Agreement and the issuance of the warrant. In response to this comment, the disclosure in the Amended Form 1-A has been revised to include all of these terms. Further, the Company currently has sufficient cash on hand to pay these amounts when due and therefore none of the proceeds from the offering will be used to make the remaining payments. The agreement does not contain any other material performance obligation on the part of registrant except for the required payments and the issuance of the warrant. Moreover, the Company advises the Staff that is not permitted to disclose the Settlement Agreement absent the consent of the other parties to the Settlement Agreement.

* * *

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Edward Welch of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3085 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Edward Welch, Esq.

Edward Welch, Esq.

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